UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 2)

Grupo Televisa, S.A.B.

(Name of Issuer)

Series A Shares (“A Shares”)

Series B Shares (“B Shares”)

Dividend Preferred Shares (“D Shares”)

Series L Shares (“L Shares”)

(Title of Class of Securities)

40049J206(1)

(CUSIP Number)

Luis Alejandro Bustos Olivares

Grupo Televisa, S.A.B.

Av. Vasco de Quiroga No. 2000

Colonia Santa Fe

01210 Ciudad de México, México

Telephone: (011-52) (55) 5022-5899

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1 CUSIP number is for the Global Depositary Shares (“GDSs”) only. GDSs each represent five certificados de participación ordinarios (“CPOs”), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares. No CUSIP number exists for the underlying CPOs, A Shares, B Shares, D Shares or L Shares, since such securities are not traded in the United States

CUSIP No. 40049J206 GDSs	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS Emilio Fernando Azcárraga Jean
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,543,928,029 A Shares, 276,032,856 B Shares, 439,143,180 D Shares and 439,143,180 L Shares (See Items 5(a) and 5(b))
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 56,543,928,029 A Shares, 276,032,856 B Shares, 439,143,180 D Shares and 439,143,180 L Shares (See Items 5(a) and 5(b))
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,543,928,029 A Shares, 276,032,856 B Shares, 439,143,180 D Shares and 439,143,180 L Shares (See Items 5(a) and 5(b))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6706% of A Shares, 0.5445% of B Shares, 0.5445% of D Shares and 0.5445% of L Shares (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on approximately 113,837,900,000 A Shares, 50,694,000,000 B Shares, 80,649,300,000 D Shares and 80,649,300,000 L Shares issued and outstanding as of September 30, 2023, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 2, 2023.

CUSIP No. 40049J206 GDSs	13D	Page 3 of 5

Item 1. Security and Issuer

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D (the “Schedule 13D”) and the Schedule 13D/A (the “Schedule 13D/A”), filed by the Reporting Person (as defined below) with the SEC on April 5, 2004 and January 19, 2006, respectively, with respect to the Series A Shares of common stock, no par value (the “A Shares”), the Series B Shares of common stock, no par value (the “B Shares”), the Dividend Preferred Shares, no par value (the “D Shares”), and the limited-voting Series L Shares, no par value (“L Shares” and, together with the A Shares, the B Shares and the D Shares, the “Shares”) of Grupo Televisa, S.A.B. (the “Issuer”). Capitalized terms used but not otherwise defined in the Amendment have the meanings ascribed to such term in the Schedule 13D and in the Schedule 13D/A.

The Issuer is a sociedad anónima bursátil organized under the laws of Mexico, whose principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Ciudad de México, México.

Item 2. Identity and Background

(a) – (c) and (f):

This Statement is filed by Emilio Fernando Azcárraga Jean (“EAJ” or the “Reporting Person”).

EAJ’s business address is: Paseo de la Reforma 760, Lomas de Chapultepec, Miguel Hidalgo, Ciudad de México, 11000, México.

EAJ is a Mexican citizen whose present principal occupation is Executive Chairman of the Board and Chairman of the Executive Committee of the Issuer, as well as Member and Chairman of the Board of Empresas Cablevisión (subsidiary of the Issuer). The Issuer’s principal business address is: Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Ciudad de México, México.

EAJ is the sole beneficiary of Trust No. 80370, a trust organized under the laws of Mexico for the benefit of EAJ (the “Azcárraga Trust”) and has the power to determine the investment and voting decisions made by the Azcárraga Trust.

Trust No. 16188-6 (the “LTRP Trust”) is a trust organized under the laws of Mexico as an equity compensation plan for employees of the Issuer. The LTRP Trust holds the following Shares, directly and indirectly through 94,558,063 CPOs: 5,059,225,911 A Shares, 4,437,298,541 B Shares, 3,309,532,259 D Shares and 3,309,532,259 L Shares. Shares held in the LTRP Trust become vested over a period of years, reducing the number of Shares held in the LTRP Trust accordingly. A technical committee, all of whose members are employees of the Issuer, has the power to control the voting of Shares held by the LTRP Trust. Thus, the LTRP Trust may be deemed to be controlled by the Issuer, and the Issuer and EAJ may be deemed to share beneficial ownership of all Shares beneficially owned by the LTRP Trust. The Issuer and EAJ expressly disclaim such beneficial ownership.

(d) and (e):

EAJ has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Issuer’s Spin-off - Ollamani

On February 12, 2024, the Mexican National Banking and Securities Commission authorized the registration with the Mexican National Securities Registry of (i) the Series “A”, Series “B”, Series “D” and Series “L” nominative shares, without par value, representing the capital stock of Ollamani, S.A.B. (“Ollamani”), a new company incorporated as a result of the Issuer’s spin-off; and (ii) the ordinary participation certificates issued based on such shares (the “Ollamani CPOs”). The Ollamani CPOs will be listed and begin trading on the Mexican Stock Exchange on February 20, 2024. Ollamani holds the gaming operations, futbol operations, the Estadio Azteca, and publishing and distribution of magazines businesses, as well as certain related assets and real estate previously owned by the Issuer. The spin-off did not result in any change in the Issuer’s share structure, and therefore did not result in any change in the number of outstanding Shares beneficially owned by the Reporting Person. The Reporting Person may, from time to time, evaluate the possibility of acquiring additional Ollamani CPOs, subject to market and other conditions, as it has been disclosed in the materials related to the spin-off.

CUSIP No. 40049J206 GDSs	13D	Page 4 of 5

Intentions Relating to the Issuer’s CPOs Subject to Market Conditions

Except as disclosed in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule.

Subject to market conditions, the Reporting Person may in the future acquire CPOs or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases, through a tender offer or otherwise. The Reporting Person reserves the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Person and subject to market conditions. In particular, the Reporting Person has considered from time to time acquiring additional CPOs of the Issuer representing up to 30% of the Issuer’s capital stock, subject to market conditions. In connection with the consideration of such a transaction, the Reporting Person has evaluated possibilities for the financial, legal and regulatory structures available, and has engaged in exploratory discussions and preparatory work regarding those possibilities with, among others, legal and financial advisors, potential co-investors, as well as regulatory authorities in the United States and Mexico. As of the date of this Amendment, any plans remain preliminary and subject to change and the Reporting Person has not determined to proceed with any such transaction. The willingness of the Reporting Person to proceed with an acquisition of additional CPOs is subject to market conditions, obtaining required regulatory approvals in the United States and Mexico and other factors, and there can be no assurance that the Reporting Person will proceed with any such transaction.

This Amendment is not an offer to purchase or a solicitation of an offer to sell any securities of the Issuer. Any solicitation or offer would only be made through separate materials filed with the SEC. The Reporting Person undertakes no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person is no longer member of a group within the meaning of Section 13(d)(3) of the Exchange Act (as had been previously disclosed).

See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of A Shares, B Shares, D Shares and L Shares beneficially owned by the Reporting Person.

(b)	See items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of A Shares, B Shares, D Shares and L Shares beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 40049J206 GDSs	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2024

By:	/s/ Emilio Fernando Azcárraga Jean
Emilio Fernando Azcárraga Jean